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                           December 11, 2023

       Karen McCarthy
       Senior Vice President, Associate General Counsel & Secretary Royal Bank of Canada
       200 Bay Street
       Royal Bank Plaza
       Toronto, Ontario
       Canada M5J 2J5

                                                        Re: Royal Bank of
Canada
                                                            Registration
Statement on Form F-3
                                                            Filed December 5,
2023
                                                            File No. 333-275898

       Dear Karen McCarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance